Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2005	2004	2003	2002	2001
Earnings from continuing operations before income tax provision	$ 470,758	$ 301,563	$ 181,202	$ 168,248	$ 158,080
Fixed Charges:
Interest Expense	44,765	44,734	52,654	47,010	21,210
Portion of rental expenses representative of interest factor*	9,237	7,736	7,734	6,763	4,320
Earnings available for fixed charges	$ 524,760	$ 354,033	$ 241,590	$ 222,021	$ 183,610
Fixed Charges:
Interest Expense	$ 44,765	$ 44,734	$ 52,654	$ 47,010	$ 21,210
Portion of rental expense representative of interest factor*	9,237	7,736	7,734	6,763	4,320
Total Fixed Charges	$ 54,002	$ 52,470	$ 60,388	$ 53,773	$ 25,530
Consolidated ratio of earnings to fixed charges	9.7	6.7	4.0	4.13	7.19

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The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.